UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ADCOCK INGRAM HOLDINGS LIMITED
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

South Africa
(Jurisdiction of Subject Company's Incorporation or Organization)

CFR Pharmaceuticals S.A.
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

CUSIP: Not applicable

ISIN: ZAE000123436
(CUSIP Number of Class of Securities (if applicable))

Ntando Simelane Adcock Ingram Holdings Limited 1 New Road (c/o New Road & 7th Street) Midrand, 1682 South Africa +27 11 635 0000	PJ Hope Read Hope Phillips PO Box 757, Northlands, 2116 South Africa +27 11 344 7800

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

January 17, 2014,

Date of Joint Cautionary Announcement

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

On November 15, 2013, the Company furnished a Form CB (“Initial Form CB”) in connection with its FIA to acquire 100% of the ordinary shares (excluding treasury shares) of Adcock, pursuant to a scheme of arrangement (“Scheme”) under South African law.

On November 19 and December 13 respectively, the Company amended the Initial Form CB.

This Amendment No. 3 to the Initial Form CB, as amended, is being furnished by the Company in connection with a joint cautionary announcement (the “Joint Cautionary Announcement”) made by the Company and Adcock on January 17, 2014 in South Africa regarding, inter alia, the extension of the date for fulfillment or waiver of the pre-conditions to the revised Scheme consideration to January 31, 2014.

Item 1.    Home Jurisdiction Documents

(a) The Joint Cautionary Announcement dated January 20, 2014 was made publicly available in accordance with the requirements of Adcock’s home jurisdiction and is attached hereto as Exhibit 99.I-1(a). The Joint Cautionary Announcement was published in the “Business Day” newspaper on January 20, 2014.

(b) Not applicable.

Item 2.    Informational Legends

Legends complying with Rule 802(b) under the Securities Act of 1933, as amended, are included in the document filed as Exhibit 99.I-1(a) and Exhibit 99.II-1(a).

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)(a) A press release dated January 17, 2014 and entitled “EXTENSION TO THE DATE FOR FULFILMENT OR WAIVER OF THE PRE-CONDITIONS TO THE REVISED SCHEME CONSIDERATION” was made publicly available in the United States and is attached hereto as Exhibit 99.II-1(a).

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

        A written irrevocable consent and power of attorney on Form F-X was filed with the Commission by the Company concurrently with the filing of the Initial Form CB on November 15, 2013.

PART IV — SIGNATURES

        After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFR PHARMACEUTICALS S.A.
By:	/s/ Patricio Vargas Name: Patricio Vargas Title: Chief Financial Officer / Attorney in Fact Date: January 21, 2014

CFR PHARMACEUTICALS S.A.
By:	/s/ Agustin Eguiguren Name: Agustin Eguiguren Title: General Counsel / Attorney in Fact Date: January 21, 2014